Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of Theravance Biopharma, Inc. The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated September 28, 2022, and the related Letter of Transmittal and is being made to all holders of the Shares (as defined below). The Company (as defined below) is not aware of any U.S. State where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Theravance Biopharma, Inc.

of

Up to $95 Million of its Ordinary Shares

at a Purchase Price not greater than $10.50

nor less than $9.75 per Share

Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), is inviting its shareholders to tender their ordinary shares, par value $0.00001 per share (the “Shares”), to the Company, at a purchase price not greater than $10.50 nor less than $9.75 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). The Company will select the lowest price per Share (in increments of $0.05) (the “Purchase Price”) that will allow the Company to purchase $95 million of Shares or, if a lesser value of Shares is validly tendered, all Shares that are validly tendered and not validly withdrawn (subject to the Company’s right to purchase additional Shares as described in the Offer to Purchase). All Shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. However, because of the proration and “odd lot” priority provisions described in the Offer to Purchase, fewer than all of the Shares tendered at or below the Purchase Price may be purchased if Shares representing more than $95 million are validly tendered and not validly withdrawn. Shares tendered but not purchased in the Offer, including Shares tendered at or below the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company’s expense promptly after the expiration of the Offer. The Company also expressly reserves the right, in its sole discretion, to amend the Offer to purchase additional Shares, subject to applicable law.

The Company believes that the repurchase of shares pursuant to the Offer is consistent with its long-term goal of maximizing shareholder value. The Company believes that the repurchase of shares pursuant to the tender offer is a prudent use of the Company’s financial resources and determined that a tender offer is an appropriate mechanism to return capital to shareholders who seek liquidity under current market conditions, while allowing shareholders who do not participate in the tender offer to share in a higher portion of the Company’s future potential. Any Shares the Company purchases in the Offer will be cancelled upon repurchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 10, 2022, UNLESS THE OFFER IS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered by shareholders but is subject to certain other conditions. See “Conditions to the Offer” of the Offer to Purchase.

The Company’s Board of Directors (the “Board”) has approved the Offer. However, none of the Company, the Board, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary (as defined below) makes any recommendation as to whether any shareholder should tender or refrain from tendering Shares pursuant to the Offer, or as to the price or prices at which a shareholder may choose to tender Shares. Each shareholder must make his or her own decision after consulting with his or her own advisors whether to tender Shares and, if so, how many Shares to tender and the price or prices at which such shareholder will tender them. In doing so, shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and the related Letter of Transmittal, including the Company’s reasons for making the Offer. The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any Shares pursuant to the Offer except Donal O'Connor, one of our directors, and Richard Graham, one of our executive officers. Although no final decision has been made, Mr. O'Connor and Mr. Graham may tender up to 10,000 and 6,969 shares, respectively, that they beneficially own pursuant to the Offer.

If Shares representing more than $95 million in value (or such greater value as the Company may elect to purchase, subject to applicable law) are validly tendered at or below the Purchase Price and not validly withdrawn, we will purchase Shares in the following order of priority:

•	First, we will purchase all “odd lots” of less than 100 Shares at the Purchase Price from shareholders who validly tender all of their Shares at or below the Purchase Price and who do not validly withdraw them before the Expiration Time; and

•	Second, after purchasing all the “odd lots” that were validly tendered at or below the Purchase Price, we will purchase Shares at the Purchase Price from all other holders who validly tender Shares at or below the Purchase Price and who do not validly withdraw them before the Expiration Time, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired the value of Shares representing more than $95 million in value (or such greater value as we may elect to purchase, subject to applicable law).

Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price.

In accordance with the instructions to the Letter of Transmittal, each shareholder desiring to tender Shares in the Offer must, on the Letter of Transmittal, check either (i) the box under “1. Shares Tendered at a Price Determined Pursuant to the Offer”, in which case such shareholder’s Shares will be deemed to be tendered at the minimum price of $9.75 per Share or (ii) one of the boxes under “2. Shares Tendered at a Price Determined by the Shareholder”, indicating the price at which Shares are being tendered. A tender of Shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal. Any shareholder who wants to tender portions of his or her Shares at more than one price must complete a separate Letter of Transmittal for each price at which such shareholder tenders Shares.

Each shareholder desiring to tender Shares must follow the instructions and procedures described in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase and in the Letter of Transmittal.

Except as otherwise provided in “Procedures for Tendering and Withdrawing Shares—Withdrawal of Tenders” of the Offer to Purchase, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after the fortieth business day after the commencement of the Offer. See “Procedures for Tendering and Withdrawing Shares—Withdrawal of Tenders” of the Offer to Purchase.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by Computershare Trust Company, N.A. (the “Depositary”) (at one of its addresses set forth on the back cover of the Offer to Purchase). Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of such Shares. A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depositary Trust Company (“DTC”) to be credited with the withdrawn Shares or must otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares, however, may be retendered by following the procedures described in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase, at any time prior to the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to “odd lot” priority and proration, Shares validly tendered and not validly withdrawn as, if and when the Company gives oral or written notice to the Depositary, as agent for the tendering shareholders, of the Company’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of (i) the timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, validly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “Procedures for Tendering and Withdrawing Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will the Company pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment.

Subject to the terms and conditions of the Offer, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in “Conditions to the Offer” of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in “Procedures for Tendering and Withdrawing Shares—Withdrawal of Tenders” of the Offer to Purchase.

Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in “Conditions to the Offer” of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer or by increasing or decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time, effected by public announcement thereof. Such announcement, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The receipt of cash pursuant to the Offer generally will be treated for United States Federal income tax purposes either (a) as a sale or exchange eligible for capital gain or loss treatment or (b) as a dividend. Non-U.S. shareholders generally will not be subject to U.S. Federal income taxation on the receipt of cash pursuant to the Offer. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States Federal income tax consequences of participating in the Offer and should consult their tax advisor.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company in its reasonable discretion, which determination will be final and binding on all parties. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer. These documents are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Any questions or requests for assistance may be directed to the Depositary at its addresses and telephone number set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to the Depositary and such copies will be furnished promptly at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Except as set forth in “Solicitation and Expenses” of the Offer to Purchase, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Requests for copies of the Offer to Purchase may be directed to the Information Agent. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A., Depositary c/o Voluntary Corporate Actions PO Box 43011 Providence, Rhode Island 02940-3011	For Delivery of Notice of Guaranteed Delivery via Email for eligible institutions ONLY: CANOTICEOFGUARANTEE@computershare.com	By Express or Overnight Delivery: Computershare Trust Company, N.A., Depositary c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

The Dealer Manager for the Offer is:

  Evercore Group L.L.C.

55 East 52nd Street
35th Floor
New York, New York 10055
Toll-Free: (888) 474-0200

The Information Agent for the Offer is:

  Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 877-797-1153

September 28, 2022